Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Vasogen Announces Effective Date for Reverse Stock Split

    TORONTO, April 16 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a
biotechnology Company focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease, today announced the implementation of a one-for-ten reverse split (consolidation) of the Company's common stock that was approved by Vasogen's shareholders at its annual shareholder meeting held on April 3,
2007.
    Vasogen's common stock will begin trading on a split-adjusted basis on the NASDAQ and TSX when the market opens for trading on April 17, 2007. For a period of 20 trading days beginning April 17, 2007, Vasogen's common stock will trade on a post-split basis on the NASDAQ under the trading symbol
"VSGND" as an interim symbol to denote its new status. After this 20 trading day period, Vasogen's common stock will resume trading on the NASDAQ under the symbol "VSGN."  The trading symbol for Vasogen on the TSX will remain unchanged.
    The reverse split is intended to broaden Vasogen's institutional investor base and help the Company regain compliance with NASDAQ's $1.00 minimum bid price listing requirement by increasing the share price as a result of decreasing the number of shares, warrants, and options outstanding.
Additional information regarding the reverse split can be found in the
Company's 2007 Management Proxy Circular available at www.vasogen.com/sec/ar.
The reverse split will not affect any shareholders' percentage ownership in the Company, except to the extent that the Company will not issue fractional shares of common stock following the reverse split.
    Vasogen had 174,739,990 shares of common stock issued and outstanding at the end of trading on April 13, 2007. When the market opens on April 17, 2007, there will be approximately 17,473,999 shares issued and outstanding, subject to rounding down for fractional shares and no warrants or options being exercised in the interim.

    About Vasogen:

    Vasogen is a biotechnology company engaged in the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders. The Company's lead product, the Celacade(TM)
technology, is designed to activate the immune response to apoptosis - an important physiological process that regulates inflammation. Celacade is in late-stage clinical development for the treatment of chronic heart failure and has received European regulatory approval under the CE Mark for this indication. Vasogen is also developing a new class of drugs for the treatment of certain neuro-inflammatory disorders and is preparing to advance VP025, the lead drug candidate from this new class, into phase II development.

    Certain statements contained in this press release, or elsewhere in our public documents constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or
"forward-looking information" under the Securities Act (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade(TM), plans to fund our current activities, statements concerning our partnering activities and health regulatory submissions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as
"may", "will", "should", "expects", "plans", "anticipates", "believes",
"estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size and accessibility of the market for
Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of
Celacade, and the feasibility of additional trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials, delays or setbacks in the regulatory approval process, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcomes of our preclinical and clinical research and development programs, the adequacy, timing and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our
Annual Information Form and Form 20-F for the year ended November 30, 2006, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.
    %SEDAR: 00001047E          %CIK: 0001042018

    /For further information: Glenn Neumann, Investor Relations, 2505
Meadowvale Blvd., Mississauga, ON, Canada, L5N 5S2, tel: (905) 817-2004, fax:
(905) 569-9231, www.vasogen.com, investor(at)vasogen.com/
    (VSGN VAS.)

CO:  Vasogen Inc.

CNW 06:00e 16-APR-07